Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2016

- Quarterly Net Revenues up by 50.8% Year-Over-Year

- Total Student Enrollments up by 56.8% Year-Over-Year

(Beijing–July 26, 2016)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2017 ended May 31, 2016.

Highlights for the First Quarter of Fiscal Year 2017

-	Net revenues increased by 50.8% year-over-year to US$195.1 million from US$129.4 million in the same period of the prior year.
-	Income from operations was US$17.6 million, compared to US$19.6 million in the same period of the prior year.
-	Non-GAAP income from operations was US$26.0 million, compared to US$24.7 million in the same period of the prior year.
-	Net income attributable to TAL was US$13.2 million, compared to US$19.0 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$21.6 million, compared to US$24.0 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.16. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.27 and US$0.25, respectively. Each ADS represents two Class A common shares.
-	Cash, cash equivalents and term deposits totaled US$687.8 million as of May 31, 2016, compared to US$451.3 million as of February 29, 2016.
-	Total student enrollments increased by 56.8% year-over-year to approximately 646,050 from approximately 412,120 in the same period of the prior year.
-	Total physical network increased from 363 learning centers in 25 cities as of February 29, 2016 to 395 learning centers in 25 cities as of May 31, 2016, including 47 learning centers in 5 cities from Firstleap Education (“Firstleap”).

Financial and Operating Data——First Quarter of Fiscal Year 2017

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	May 31,
	2015	2016	Pct. Change
Net revenues	129,387	195,095	50.8%
Net income attributable to TAL	18,954	13,236	-30.2%
Non-GAAP net income attributable to TAL	24,019	21,628	-10.0%
Operating income	19,600	17,569	-10.4%
Non-GAAP operating income	24,666	25,962	5.3%
Net income per ADS attributable to TAL – basic	0.24	0.16	-31.0%
Net income per ADS attributable to TAL – diluted	0.23	0.16	-31.4%
Non-GAAP net income per ADS attributable to TAL – basic	0.30	0.27	-11.0%
Non-GAAP net income per ADS attributable to TAL – diluted	0.28	0.25	-11.2%
Total student enrollments	412,120	646,050	56.8%

“TAL enjoyed another quarter of strong topline growth due to the continuously high demand for small class tutoring in all cities. In the quarter we achieved 58% revenue growth in RMB terms, driven by a 57% year-over-year enrollment growth. We expanded small class classroom capacity by 50% year-over-year in the quarter and managed higher utilization rate and retention rates,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

Mr. Luo continued, “In the coming quarters, we expect our business momentum to continue giving us a strong and positive outlook. We will continue to invest in new initiatives and further advance our global brand building.”

Financial Results for the First Quarter of Fiscal Year 2017

Net Revenues

In the first quarter of fiscal year 2017, TAL reported net revenues of US$195.1 million, representing a 50.8% increase from US$129.4 million in the first quarter of fiscal year 2016. The increase was mainly driven by an increase in total student enrollments, which increased by 56.8% to approximately 646,050 from approximately 412,120 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and online courses. Average selling price (ASP) decreased by 3.8% to US$302 in the first quarter of fiscal year 2017 from US$314 in the first quarter of fiscal year 2016. The decrease in ASP was mainly because of the foreign exchange rate fluctuation.

Operating Costs and Expenses

In the first quarter of fiscal year 2017, operating costs and expenses were US$178.0 million, a 62.1% increase from US$109.8 million in the first quarter of fiscal year 2016. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$169.6 million, a 62.0% increase from US$104.7 million in the first quarter of fiscal year 2016.

Cost of revenues increased by 64.8% to US$100.5 million from US$61.0 million in the first quarter of fiscal year 2016. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs, and the acquisition of Firstleap. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 64.8% to US$100.5 million, from US$61.0 million in the first quarter of fiscal year 2016.

Selling and marketing expenses increased by 58.2% to US$24.1 million from US$15.3 million in the first quarter of fiscal year 2016. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 58.2% to US$23.3 million, from US$14.8 million in the first quarter of fiscal year 2016. The increase of selling and marketing expenses in the first quarter of fiscal year 2017 was primarily a result of an increase in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the year-ago period.

General and administrative expenses increased by 59.1% to US$53.4 million from US$33.6 million in the first quarter of fiscal year 2016. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 57.9% to US$45.8 million, from US$29.0 million in the first quarter of fiscal year 2016.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 65.7% to US$8.4 million in the first quarter of fiscal year 2017 from US$5.1 million in the same period of fiscal year 2016.

Gross Profit

Gross profit increased by 38.3% to US$94.6 million from US$68.4 million in the first quarter of fiscal year 2016.

Income from Operations

Income from operations decreased by 10.4% to US$17.6 million from US$19.6 million in the first quarter of fiscal year 2016. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 5.3% to US$26.0 million from US$24.7 million in the first quarter of fiscal year 2016.

Other Income / (Expense)

Other expense was US$15.1 thousand for the first quarter of fiscal year 2017, compared to other income of US$1.4 million in the first quarter of fiscal year 2016. Other income for the first quarter of fiscal year 2016 was mainly due to foreign exchange gains. As the holding company held a significant portion of the cash balance denominated in RMB and reported in US Dollars in the first quarter of fiscal year 2016, it benefited from exchange gains due to relative strength of the RMB.

Income Tax Expense

Income tax expense was US$4.5 million in the first quarter of fiscal year 2017, compared to US$4.8 million in the first quarter of fiscal year 2016.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 30.2% to US$13.2 million from US$19.0 million in the first quarter of fiscal year 2016. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 10.0% to US$21.6 million, from US$24.0 million in the first quarter of fiscal year 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.16 in the first quarter of fiscal year 2017. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.27 and US$0.25, respectively.

Capital Expenditures

Capital expenditures for the first quarter of fiscal year 2017 were US$12.7 million, an increase of US$6.4 million from US$6.3 million in the first quarter of fiscal year 2016. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents, and Term Deposits

As of May 31, 2016, the Company had US$684.6 million of cash and cash equivalents and US$3.2 million of term deposits, compared to US$434.0 million of cash and cash equivalents and US$17.3 million of term deposits as of February 29, 2016.

Deferred Revenue

As of May 31, 2016, the Company’s deferred revenue balance was US$558.7 million, compared to US$331.3 million as of May 31, 2015, representing a year-over-year increase of 68.7%, which was mainly contributed by the tuition revenue collected in advance for the Xueersi Peiyou small class summer and fall semesters.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of fiscal year 2017 are expected to be between US$247.9 million and US$251.3 million, representing an increase of 43% to 45% on a year-over-year basis. If not including the impact from the recent depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 50% to 52% for the second quarter of fiscal year 2017.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2017 ended May 31, 2016 at 8:00 a.m. Eastern Time on July 26, 2016 (8:00 p.m. Beijing time on July 26, 2016).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- Mainland China toll free:	400-620-8038
- International toll:	+65-6713-5090
Conference ID:	42489167

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 9:59 a.m. U.S. Eastern time, August 3, 2016 (9:59 p.m. Beijing time, August 3, 2016).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- Mainland China toll free:	400-602-2065
- International toll:	+61-2-8199-0299
Conference ID:	42489167

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2017, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company's learning center network includes 395 physical learning centers as of May 31, 2016, located in 25 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou and Hefei. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 29, 2016	As of May 31, 2016
ASSETS

Current assets
Cash and cash equivalents	$434,042,036	$684,631,672
Term deposits	17,292,636	3,197,666
Restricted cash-current	1,083,787	866,590
Short-term investment	27,470,431	48,025,776
Inventory	600,441	1,033,183
Amounts due from related parties-current	2,594,430	5,623,271
Deferred tax assets-current	738,406	798,028
Income tax receivables	-	1,340,651
Prepaid expenses and other current assets	32,037,407	44,626,679
Total current assets	515,859,574	790,143,516
Restricted cash-non-current	3,881,858	3,865,804
Property and equipment, net	114,629,683	120,981,167
Deferred tax assets-non-current	6,654,778	6,800,281
Rental deposit	17,114,552	20,007,348
Intangible assets, net	15,194,421	14,575,859
Goodwill	87,022,517	86,963,504
Amounts due from related parties-non-current	1,342,999	1,155,050
Long-term investments	274,356,960	385,099,231
Long-term prepayments and other non-current assets	25,321,691	21,695,839
Total assets	$1,061,379,033	$1,451,287,599

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 9,371,013 and 11,091,531 as of February 29, 2016, and May 31, 2016, respectively)	$10,404,047	$12,481,113
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 260,137,064 and 525,174,471 as of February 29, 2016, and May 31, 2016, respectively)	280,934,750	550,973,043
Amounts due to related parties(including amount due to related parties of the consolidated VIEs without recourse to TAL Education Group of 4,277,896 and 3,931,015 as of February 29, 2016, and May 31, 2016, respectively)	4,277,896	3,931,015
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 51,183,663 and 57,610,753 as of February 29, 2016, and May 31, 2016, respectively)	70,267,551	74,690,818
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 15,525,069 and 14,406,692 as of February 29, 2016, and May 31, 2016, respectively)	17,187,453	15,004,584
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of 57,230 and 22,797 as of February 29, 2016, and May 31, 2016, respectively)	91,730	77,997
Total current liabilities	383,163,427	657,158,570
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 8,346,457 and 7,736,433 as of February 29, 2016, and May 31, 2016, respectively)	8,346,457	7,736,433
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 1,164,389 and 1,177,440 as of February 29, 2016, and May 31, 2016, respectively)	1,304,361	1,236,470
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2016, and May 31,2016 respectively)	227,827,301	228,277,775
Total liabilities	620,641,546	894,409,248

TAL Education Group Shareholders' Equity
Class A common shares	90,310	90,310
Class B common shares	71,456	71,456
Additional paid-in capital	108,404,873	116,797,162
Statutory reserve	22,981,900	22,981,900
Retained earnings	306,381,011	319,617,157
Accumulated other comprehensive (loss)/income	(949,647)	93,907,557
Total TAL Education Group's equity	436,979,903	553,465,542
Noncontrolling interest	3,757,584	3,412,809
Total equity	440,737,487	556,878,351
Total liabilities and equity	$1,061,379,033	$1,451,287,599

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2015	2016
Net revenues	$129,386,962	$195,095,088
Cost of revenues (note 1)	60,970,912	100,487,209
Gross profit	68,416,050	94,607,879
Operating expenses (note 1)
Selling and marketing	15,251,613	24,123,630
General and administrative	33,579,764	53,429,830
Total operating expenses	48,831,377	77,553,460
Government subsidies	15,528	514,807
Income from operations	19,600,201	17,569,226
Interest income	4,811,906	3,388,352
Interest expense	(1,852,580)	(1,887,973)
Other income / (expenses)	1,434,624	(15,092)
Income before provision for income tax and loss from equity method investments	23,994,151	19,054,513
Provision for income tax	(4,798,226)	(4,478,207)
Loss from equity method investments	(254,280)	(1,671,787)
Net income	18,941,645	12,904,519
Add: Net loss attributable to noncontrolling interest	11,975	331,627

Total net income attributable to TAL Education Group	$18,953,620	$13,236,146

Net income per common share
Basic	$0.12	$0.08
Diluted	0.11	0.08

Net income per ADS (note 2)
Basic	$0.24	$0.16
Diluted	0.23	0.16

Weighted average shares used in calculating net income per common share
Basic	159,827,876	161,765,532
Diluted	182,809,529	169,535,681

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2015	2016
Cost of revenues	$11,129	$7,740
Selling and marketing	496,620	775,965
General and administrative	4,557,772	7,608,584
Total	$5,065,521	$8,392,289

Note 2: Each ADS represents two Class A common shares

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive Income

(In U.S. dollars)

	For the Three Months Ended May 31,
	2015	2016

Net income	$18,941,645	$12,904,519
Other comprehensive income/ (loss), net of tax	4,555,292	94,844,056
Comprehensive income	23,496,937	107,748,575
Add: Comprehensive loss attributable to noncontrolling interest	8,766	344,775
Comprehensive income attributable to TAL Education Group	$23,505,703	$108,093,350

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2015	2016

Cost of revenues	$60,970,912	$100,487,209
Share-based compensation expense in cost of revenues	11,129	7,740
Non-GAAP cost of revenues	60,959,783	100,479,469

Selling and marketing expenses	15,251,613	24,123,630
Share-based compensation expense in selling and marketing expenses	496,620	775,965
Non-GAAP selling and marketing expenses	14,754,993	23,347,665

General and administrative expenses	33,579,764	53,429,830
Share-based compensation expense in general and administrative expenses	4,557,772	7,608,584
Non-GAAP general and administrative expenses	29,021,992	45,821,246

Operating costs and expenses	109,802,289	178,040,669
Share-based compensation expense in operating costs and expenses	5,065,521	8,392,289
Non-GAAP operating costs and expenses	104,736,768	169,648,380

Income from operations	19,600,201	17,569,226
Share based compensation expenses	5,065,521	8,392,289
Non-GAAP income from operations	24,665,722	25,961,515

Net income attributable to TAL Education Group	18,953,620	13,236,146
Share based compensation expenses	5,065,521	8,392,289
Non-GAAP net income attributable to TAL Education Group	$24,019,141	$21,628,435

Net income per ADS
Basic	$0.24	$0.16
Diluted	0.23	0.16
Non-GAAP net income per ADS
Basic	$0.30	$0.27
Diluted	0.28	0.25

ADSs used in calculating net income per ADS
Basic	79,913,938	80,882,766
Diluted	91,404,764	84,767,840

ADSs used in calculating Non-GAAP net income per ADS
Basic	79,913,938	80,882,766
Diluted	91,404,764	93,517,745